[redacted]

10026706

ND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE REID GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 AVENUE OF THE AMERICAS, 42ND FLOOR
(No. and Street)

(City)	(State)	(Zip Code)
NEW YORK	NY	10020

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONOVAN L. REID — 212-554-4030 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID TARLOW & CO., C.P.A., P.C. D/B/A TARLOW & CO., C.P.A.'S
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 210, NEW YORK, NY 10001
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16

OATH OR AFFIRMATION

I, DONOVAN L. REID, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE REID GROUP LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public 2/23/10

MARITZA RAMOS
MY COMMISSION # DD696393
EXPIRES: July 20, 2011
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To The Management Committee of
The Reid Group LLC
New York, New York

We have audited the accompanying statements of financial condition of The Reid Group LLC as of December 31, 2009 and 2008, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Reid Group LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
February 22, 2010

THE REID GROUP LLC

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 11,114	$ 151
Other current assets	16,953	2,500
Total assets	$ 28,067	$ 2,651
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 3,023	$ 3,498
Members' Equity		
Contributed capital - authorized 1,000,000 units, issued and outstanding 10,000 units	51,974	51,974
Accumulated deficit	(26,930)	(52,821)
Total member's equity (deficit)	25,044	(847)
Total liabilities and member's equity	$ 28,067	$ 2,651

The accompanying notes are an integral part of the financial statements.

THE REID GROUP LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues		
Investment banking fees	$ 209,500	$ -
Other income	-	10,000
Total revenue	209,500	10,000
Operating expenses		
General and administrative	183,609	23,344
Net income (loss)	$ 25,891	$ (13,344)

The accompanying notes are an integral part of the financial statements.

THE REID GROUP LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance at January 1, 2008	$ 47,339	$ (39,477)	$ 7,862
Capital contributions	4,635	-	4,635
Net loss - 2008	-	(13,344)	(13,344)
Balance at December 31, 2008	51,974	(52,821)	(847)
Net income - 2009	-	25,891	25,891
Balance at December 31, 2009	$ 51,974	$ (26,930)	$ 25,044

The accompanying notes are an integral part of the financial statements.

THE REID GROUP LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities		
Net income (loss)	$ 25,891	$ (13,344)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in other current assets	(14,453)	(2,499)
Increase (decrease) in accounts payable and accrued expenses	(475)	3,498
Net cash provided (used) by operating activities	10,963	(12,345)
Cash flows from financing activities		
Capital contributions	-	4,635
Net increase (decrease) in cash and cash equivalents	10,963	(7,710)
Cash and cash equivalents at beginning of year	151	7,861
Cash and cash equivalents at end of year	$ 11,114	$ 151

The accompanying notes are an integral part of the financial statements.

THE REID GROUP LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 1 - DESCRIPTION OF THE COMPANY

The Reid Group LLC (the "Company") is an independent boutique investment banking firm headquartered in New York. The Company is a limited liability company formed on December 30, 1998 under the laws of the State of Delaware. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD"), effective on September 14, 2004.

The Company offers its middle market institutional clients corporate finance services, including debt and equity private placements, and advisory services, including advice on mergers and acquisition, corporate restructuring, and strategic matters. The firm has no research, trading, lending, or related activities and, instead, is dedicated to providing high-quality, conflict free, client focused advice.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Cash and cash equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

B) Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C) Revenue recognition
Revenue includes fees for the Company's retention, its role as arranger and agent in private placements, and for advisory services. Retention fees are typically non-reimbursable and recorded when earned upon the execution of client engagement letters. Arrangement and private placement agency fees are earned through the Company's arrangement of credit facilities and private placements of debt and equity securities, respectively. Advisory fees are earned by the Company in its role as financial advisor in mergers and acquisitions and similar transactions. Arrangement and private placement agency fees are recorded at the time the credit facilities and private placement of debt and equity transactions are completed, respectively. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Unreimbursed expenses associated with private placement and advisory transactions are recorded as non-compensation expenses.

THE REID GROUP LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

D) Recent accounting pronouncements
In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Heirarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162" (Accounting Standards Update (ASU) 2009-01). This statement, effective for interim and annual periods ending after September 15, 2009, established the FASB Accounting Standards Codification (Codification or ASC) as the single source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP). SFAS 168 is recognized by the FASB to be applied by nongovernmental entities and stated that all guidance contained in the Codification has an equal level of authority. The Company adopted the provisions of the authoritative accounting guidance for the year ended December 31, 2009, the adoption of which did not have a material effect on the Company's financial statements.

Effective January 1, 2009, the Company adopted SFAS No. 165, "Subsequent Events" (ASC 855). ASC 855 establishes general accounting standards and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This statement, effective for interim and annual periods after June 15, 2009, requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. Adoption did not have material effect on the Company's financial statements.

Effective January 1, 2009, the Company adopted FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes" (ASC 740-10), which clarifies accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" (ASC 740-10). FIN 48 prescribes recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under the guidelines of FIN 48, an entity should recognize the financial statement benefit of a tax position if it determines that it is more likely that not that the position will be sustained on examination (See Note 5).

NOTE 3 - MEMBER'S EQUITY AND LIMITED LIABILITY COMPANY AGREEMENT

The Limited Liability Company Agreement ("the Agreement"), as amended, dated March 20, 2004, sets forth the respective rights and obligations of Members of the Company and provide for terms of its management and conduct of its affairs. The Company has two Managing Members, of which the current Chief Executive Officer is the sole equity member and owner. The Company's Management Committee is responsible for managing the affairs of the Company.

THE REID GROUP LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 4 - REGULATORY AUTHORITIES

The Firm is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The Firm's regulatory net capital at December 31, 2009 and 2008 was $8,091 and ($3,347), respectively, which exceeded the minimum net capital requirement by $3,091 and violated the minimum net capital requirement by ($8,347). The firm is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i).

SEC Rule 17a-11 requires that every broker or dealer whose net capital declines below the minimum amount required pursuant to SEC. 240.15c3-1 shall give notice of such deficiency that same day. The notice shall specify the broker or dealer's net capital requirement and its current amount of net capital. On December 31, 2008, the firm notified the SEC and FINRA that as of December 30, 2008 the firm's net capital was $1,470 or $3,530 below the minimum net capital requirement and that the firm will notify the regulators when sufficient capital has been collected to increase capital above its $5,000 minimum net capital requirement.

NOTE 5 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the members whose tax impact depends on their respective tax situations. Accordingly, the financial statements do not reflect a provision for federal, state, and local income taxes.

Management has continued to evaluate the application of ASC 740, Income Taxes (formerly FAS No. 48, "Accounting for Uncertainty in Income Taxes") to the Company, and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The Company files federal and state tax returns. The 2005 through 2008 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

NOTE 6 - SUSEQUENT EVENTS

Management of the Company evaluated subsequent events through February 22, 2010, the date the financial statements were issued. There are not subsequent events to disclose.

SUPPLEMENTARY INFORMATION

THE REID GROUP LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2009 AND 2008

	2009	2008
Net Capital		
Total member's equity (deficit)	$ 25,044	$ (847)
Deductions and/or charges:		
Non-allowable assets and other charges:		
Other assets	16,953	2,500
Net capital before haircuts on securities	8,091	(3,347)
Haircuts on Securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Securities	-	-
Money Market Fund	-	-
Net Capital per rule 15c3-1	$ 8,091	$ (3,347)
Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 3,023	$ 3,498
Total aggregate indebtedness	$ 3,023	$ 3,498
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 3,091	$ (8,347)
Ratio of an aggregate indebtedness to net capital	0.37	(1.05)

No material differences exist between the above computation and the computation included in the Company's corresponding audited Form X-17A-5 Part IIA Filing.

REPORT ON INTERNAL CONTROL STRUCTURE

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

To The Management Committee of
The Reid Group LLC
New York, New York

In planning and performing our audit of the financial statements of The Reid Group LLC, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management Committee, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 22, 2010